UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 31, 2015

H&R BLOCK, INC.

(Exact name of registrant as specified in charter)

Missouri	1-6089	44-0607856
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One H&R Block Way, Kansas City, MO 64105

(Address of Principal Executive Offices) (Zip Code)

(816) 854-3000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

On August 31, 2015, H&R Block, Inc., a Missouri corporation (the “Company”), completed its previously announced sale of certain assets and liabilities, including all of the deposit liabilities, of its subsidiary, H&R Block Bank, a federal savings bank (“HRB Bank”), to BofI Federal Bank, a federal savings bank (“BofI”), pursuant to the terms of the Amended and Restated Purchase and Assumption Agreement, dated August 5, 2015 (the “P&A Agreement”), by and among HRB Bank, Block Financial LLC, a Delaware limited liability company and sole shareholder of HRB Bank (“Block Financial”), and BofI (the “P&A Transaction”).

In connection with the closing of the P&A Transaction: (i) Emerald Financial Services, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“EFS”), and BofI entered into the Program Management Agreement, dated August 31, 2015 (the “PMA”); (ii) the Company, EFS, HRB Participant I, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company, and BofI entered into the Emerald Receivables Participation Agreement, dated August 31, 2015 (the “RPA”); and (iii) the Company and BofI entered into the Guaranty Agreement, dated August 31, 2015 (the “Guaranty Agreement”). A description of the terms of the PMA, RPA and Guaranty Agreement is set forth under Item 1.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2014, as supplemented by the description of the revised terms of the PMA set forth under Item 1.01 of the Company’s Current Report on Form 8-K filed with the SEC on August 5, 2015, each of which is incorporated herein by reference.

The foregoing description of the PMA, RPA and Guaranty Agreement (including the description incorporated herein by reference) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the PMA, RPA and Guaranty Agreement, as executed by the parties thereto, which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference.

Item 1.02.	Termination of a Material Definitive Agreement.

On September 1, 2015, in connection with the closing of the P&A Transaction, HRB Bank terminated the Advances, Pledge and Security Agreement, dated April 17, 2006 (the “Security Agreement”), between HRB Bank and the Federal Home Loan Bank of Des Moines (“FHLB”). HRB Bank originally entered into the Security Agreement in connection with becoming a member of FHLB, which serves as a reserve or central bank for, and makes loans or advances to, its members. Because it will cease to exist following the P&A Transaction, HRB Bank no longer needs to be a member of FHLB and, therefore, terminated the Security Agreement. HRB Bank did not incur any penalties or fees in connection with the termination.

Item 2.01.	Completion of Acquisition or Disposition of Assets.

On August 31, 2015, the Company completed the previously announced sale of certain assets and liabilities, including all of the deposit liabilities, of HRB Bank to BofI pursuant to the P&A Agreement. At the time of the closing of the P&A Transaction, HRB Bank made a one-time cash payment to BofI of approximately $419 million, which is approximately equal to the carrying value of the liabilities (including all deposit liabilities) assumed by BofI.

The information contained in Item 1.01 of this Current Report on Form 8-K is hereby incorporated into this Item 2.01 by reference.

Item 2.02.	Results of Operations and Financial Condition.

On September 1, 2015, the Company issued a press release regarding the Company’s results of operations and financial condition for the fiscal quarter ended July 31, 2015. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 7.01	Regulation FD Disclosure

On September 1, 2015, the Company issued a press release announcing certain matters described in Items 1.01, 2.01 and 8.01 of this Current Report on Form 8-K, and further announced that the Company will hold a conference call for analysts, institutional investors, and shareholders at 4:30 p.m. Eastern time on September 1, 2015. During the conference call, the Company will discuss developments regarding the P&A Transaction, the Company’s capital structure plans, and related matters, along with a discussion of fiscal 2016 first quarter results, future outlook and a general business update as previously announced. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference.

Item 8.01.	Other Events.

On September 1, 2015, the Company disclosed the information set forth below.

Share Repurchase Program

Consistent with its long-standing philosophy on shareholder returns, the Company announced today that its Board of Directors has approved a new $3.5 billion share repurchase program, effective through June 2019. The Company currently intends to repurchase its shares over time through a combination of the tender offer referred to below and open market purchases, and may also repurchase shares through private transactions, exchange offers, additional tender offers or other means. The Company intends to fund this program through available cash, borrowings and incremental debt as described below, and funds from ongoing business operations.

Near-Term Capital Structure Changes

As part of the new capital structure described above, the Company intends to take near-term action to take on borrowings and incremental debt and repurchase shares of its common stock through a “modified Dutch auction” tender offer, which will be contingent upon, among other customary items, the Company replacing its existing Committed Line of Credit with a new credit facility.

“Modified Dutch Auction” Tender Offer

Under the new share repurchase program, the Company announced today that it plans to launch a “modified Dutch auction” tender offer to purchase up to $1.5 billion of its common stock, at a price per share of not less than $32.25 and not greater than $37.00. The tender offer will be contingent upon, among other customary items, the successful closing of a new Committed Line of Credit, as described below, and satisfaction of other customary conditions. Additional details regarding the pricing and other terms will be provided upon formal commencement of the tender offer.

As of August 31, 2015, H&R Block had approximately 276.4 million shares outstanding. The Company intends to use a combination of available cash, borrowings and incremental debt to fund the tender offer and related expenses.

New Committed Line of Credit

H&R Block also announced today that it intends to replace its existing five-year $1.5 billion Committed Line of Credit. The new CLOC facility amount and terms will be determined based on market conditions at the time of closing of the new CLOC. As described above, the tender offer will be contingent upon, among other customary items, the successful closing of the new CLOC and as such, the Company intends to complete the new CLOC prior to the completion of the tender offer. It is also the Company’s intention to utilize the new CLOC to fund its future seasonal working capital needs rather than issuing commercial paper.

Incremental Debt

H&R Block also intends to incur incremental debt through other debt issuances as part of the capital structure changes announced today. The amount and composition of the incremental debt will be dependent on market conditions and capital allocation considerations at the time the debt is incurred. The Company intends to use the incremental debt to fund stock repurchases under the share repurchase program announced today.

Information Regarding the Planned Tender Offer

This description is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The planned tender offer described in this Item 8.01 has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this Item 8.01 or at all. If the Company commences the tender offer, the tender offer will be made solely by an Offer to Purchase and the related Letter of Transmittal, as they may be amended or supplemented. Shareholders and investors are urged to read the Company’s Tender Offer Statement on Schedule TO, which is expected to be filed with the SEC in connection with the tender offer and will include as exhibits an Offer to Purchase, a related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. If the Company commences the tender offer, it will file each of the documents referenced in this paragraph with the SEC, and, when available, investors may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the tender offer.

Note

The Company’s announcement of its share repurchase program does not obligate the Company to repurchase any specific dollar amount or number of its shares of common stock. The Company will determine when, if and how to proceed with any repurchase transactions under the program, as well as the amount of any such repurchase transactions, based upon, among other things, the results of the tender offer and the Company’s evaluation of its liquidity and capital needs (including for strategic and other opportunities), its business, results of operations, and financial position and prospects, its credit ratings, general financial, economic and market conditions, prevailing market prices for the Company’s shares of common stock, corporate, regulatory and legal requirements, and other conditions and factors deemed relevant by the Company’s management and Board of Directors from time to time. The share repurchase program may be suspended or discontinued at any time. There can be no assurance as to the actual volume of share repurchases in any given period or over the term of the program, if any, or as to the manner or terms of any such repurchases. There can also be no assurance that the Company will operate its business at an indicated leverage ratio or that it will maintain investment grade ratings metrics (as a result of factors within or outside the Company’s control). In addition, the Company’s ability to enter into the new CLOC is dependent on, among other things, market conditions and the agreement of the lenders, the Company’s ability to borrow under any new CLOC is dependent on the Company’s performance and ability to satisfy the borrowing conditions thereunder, and the Company’s ability to take on incremental debt is dependent on, among other things, market conditions, the Company’s performance, and satisfaction of other customary financing conditions. The Company’s failure to maintain investment grade ratings metrics or obtain incremental debt financing as contemplated could adversely impact the Company and its ability to implement the stock repurchase program as currently contemplated. The information in this Item 8.01 does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Item 9.01.	Financial Statements and Exhibits.

(b)	Pro forma financial information.

The unaudited pro forma consolidated financial information of the Company, which reflects the disposition described in Item 2.01, is filed as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference. The unaudited pro forma consolidated financial information is provided for informational purposes. The Company does not believe such pro forma financial information is required or that it has disposed of a business.

(d)	Exhibits

Exhibit Number	Description

10.1	Program Management Agreement, by and between Emerald Financial Services, LLC and BofI Federal Bank

10.2	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, BofI Federal Bank, HRB Participant I, LLC and H&R Block, Inc.

10.3	Guaranty Agreement, by and between H&R Block, Inc. and BofI Federal Bank

99.1	Press Release Issued September 1, 2015

99.2	Press Release Issued September 1, 2015

99.3	Pro Forma Financial Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R BLOCK, INC.

Date: September 1, 2015	By:	/s/ Scott W. Andreasen
Scott W. Andreasen
Vice President and Secretary

EXHIBIT INDEX

Exhibit Number	Description

10.1	Program Management Agreement, by and between Emerald Financial Services, LLC and BofI Federal Bank

10.2	Emerald Advance Receivables Participation Agreement, by and among Emerald Financial Services, LLC, BofI Federal Bank, HRB Participant I, LLC and H&R Block, Inc.

10.3	Guaranty Agreement, by and between H&R Block, Inc. and BofI Federal Bank

99.1	Press Release Issued September 1, 2015

99.2	Press Release Issued September 1, 2015

99.3	Pro Forma Financial Information